CONSENT OF AUTHOR

August 31, 2011

TO:	British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities
Northwest Territories Securities Registry
Toronto Stock Exchange
Western Copper Corporation

Dear Sirs/Mesdames:

RE: Western Copper Corporation (the "Company")

I, Scott Casselman, P. Geo. of Casselman Geological Services Ltd. refer to the information circular dated August 31, 2011 (the "Information Circular") of the Company. I am the author of the technical report entitled "2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory" dated August 22, 2011 and prepared for the Company (the "Technical Report").

I hereby consent to being named in the Information Circular and to the use and public filing of the Technical Report and to extracts from and summaries of the Technical Report contained in the Information Circular. I confirm that I have read the Information Circular and I confirm that the disclosure in the Information Circular fairly and accurately represents the information in the Technical Report that supports the disclosure in the Information Circular.

I further confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are: (i) derived from the Technical Report; or (ii) within my knowledge as a result of the services performed by me in connection with the Technical Report.

Yours truly,

(signed) Scott Casselman, P. Geo.

Scott Casselman, P. Geo.
Casselman Geological Services Ltd.